June 7, 2017

Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rosehill Resources Inc.
Registration Statement on Form S-1
Filed May 5, 2017
File No. 333-217684
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Rosehill Resources Inc. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-217684), together with all exhibits thereto (the “Registration Statement”). The Company has agreed to withdraw the Registration Statement in accordance with the Company’s response of even date herewith to the comment letter of the Securities and Exchange Commission (the “Commission”), dated May 26, 2017.  The Registration Statement has not been declared effective by the Commission and no securities have been sold in connection with the Registration Statement.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ROSEHILL RESOURCES INC.

By: /s/ J.A. (Alan) Townsend

Name: J.A. (Alan) Townsend

Title: President and Chief Executive Officer

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.
W. Matthew Strock, Vinson & Elkins L.L.P.